November 9, 2010

VIA U.S. MAIL

John M. Richards
Senior Counsel
Metropolitan Life Insurance Company
501 Boylston Street
Boston MA 02116-3700

Re: MetLife Investors USA Insurance Company
        Initial Registration Statement on Form N-4
        File Nos. 333-169685 and 811-3365

        First MetLife Investors Insurance Company
        Initial Registration Statement on Form N-4
        File Nos. 333-169687 and 811-8306

Dear Mr. Richards:

        The staff has reviewed the above-referenced registration statements, which the
Commission received on September 30, 2010. Based on you representation that the
filings are substantially similar to File Nos. 333-54470 and 333-96785, the filings
received a selective review. Based on this review, we have the following comments.
Unless otherwise stated, the comments apply to both registration statements, and the page
numbers refer to the courtesy copy for the MetLife Investors USA Insurance Company
submitted to the staff on October 4, 2010.

1. General

    a. Please confirm that the contract name on the front cover page of the prospectus will
    continue to be the same as the EDGAR class identifier associated with the contract.

    b. Please clarify supplementally whether there are any types of guarantees or support
    agreements with third parties to support any of the company's guarantees under the
    policy (other than reinsurance agreements) or whether the company will be solely
    responsible for paying out on any guarantees associated with the policy.

2. Fee Tables, pages 8-15

    a. Rather than using a mix Notes (i.e. Note 1, Note 2, Note 3…), asterisks (i.e. *, **, ***...), symbols (i.e. ┼) and numbers to mark footnotes, please choose one method and use it consistently.

    b. Please note that we will want to see the expense examples prior to accelerating the filing.

3. Mortality and Expense Charge and Administrative Charge, page 33

    It is unclear why the M&E charge is used to cover administrative costs when you also have an Administrative Charge. Please advise.

4. Nursing Home or Hospital Confinement Rider and Terminal Illness Rider, page 36

    Please disclose that there are no fees for these riders.

5. Annuity Date, page 37

    Please highlight the statement in the last paragraph that "if you have selected a living benefit rider…annuitizing your contract terminates the rider, including any death benefit provided by the rider and any Guaranteed Principal adjustment … that may also be provided by the rider."

6. GMIB Plus III and Decedent Contracts, page 43

    According to the disclosure under GMIB Plus III, the rider can only be elected at the time a contract is purchased. Therefore, in plain English, please clarify the disclosure with respect to purchases by a beneficiary. Also, please specifically disclose the effect of the 10 year waiting period on a beneficiary under a qualified or unqualified contract in light of the tax law requirements for distributions assuming the rider was purchased by a contract owner or prior to death. Please make similar clarifying changes with respect to the Guaranteed Withdrawal Benefits described on pages 47-49.

7. Exhibit 3(iv) – File Nos. 333-169685 and 811-3365 only

    Please file the actual rather than "form of" Enterprise Selling Agreement.

8. Powers of Attorney

    Please provide powers of attorney that relate specifically to the registration statement. See Rule 483(b) of the Securities Act of 1933.

9. Financial Statements, Exhibits, and Other Information

    Financial statements, exhibits, and other required disclosure not included in this
    registration statement must be filed in a pre-effective amendment to the registration
    statement.

10. Tandy Comment

    We urge all persons who are responsible for the accuracy and adequacy of the
    disclosure in the filings reviewed by the staff to be certain that they have provided all
    information investors require for an informed decision. Since the fund and its
    management are in possession of all facts relating to the fund's disclosure, they are
    responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the fund requests acceleration of the
    effective date of the pending registration statement, it should furnish a letter, at the
    time of such request, acknowledging that:

    · should the Commission or the staff, acting pursuant to delegated authority,
      declare the filing effective, it does not foreclose the Commission from taking any
      action with respect to the filing;
    · the action of the Commission or the staff, acting pursuant to delegated authority,
      in declaring the filing effective, does not relieve the fund from its full
      responsibility for the adequacy and accuracy of the disclosure in the filing; and
    · the fund may not assert this action as defense in any proceeding initiated by the
      Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all
    information you provide to the staff of the Division of Investment Management in
    connection with our review of your filing or in response to our comments on your
    filing.

    We will consider a written request for acceleration of the effective date of the
    registration statement as a confirmation of the fact that those requesting acceleration
    are aware of their respective responsibilities. We will act on the request and, pursuant
    to delegated authority, grant acceleration of the effective date.

    * * * ** ** * * * * * * * * * * *

        Responses to these comments should be made in a letter to me and in a pre-
effective amendment to the registration statement. If you believe that you do not need to
change the registration statement in response to a comment, please explain your position
in the letter.

        Although we have completed our initial review of the registration statement, it
will be reviewed further after our comments are resolved. Therefore, we reserve the right
to comment further on the registration statement and any amendments to it. After we

have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

        If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

        Sincerely,

        Alison White
        Senior Counsel
        Office of Insurance Products